Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

RTP-Joby Filing – IPO Edge Fireside Chat Transcript 7.29.21

John Jannarone - Editor-in-Chief, IPO Edge: Good afternoon, thank you for joining. I’m John Jannarone, editor in Chief of IPO Edge. We have a special event today just ahead of next week’s vote for the consummation of the merger of Joby Aviation with Reinvent. That’s ticker RTP as most of you know. Today we have on board with us the Executive Chairman Paul Sciarra, who is returning to the show, he was on a program earlier this year, we had an air mobility panel, and we have a newcomer, Matt Field is the CFO. We’re going to meet those two gentlemen momentarily. Before we do, I just want to go over a little bit of housekeeping. For those of you who are new to the IPO Edge events, something we really encourage you to do, and you can start asking these questions immediately submit them most easily through the zoom portal right there on your screen, you can also email them to editor at IPO-Edge.com and during the second half of the hour, we will get to those as many of them, as we can. And also, I should point out, if you want to watch a replay the entire thing in full will be available under the RTP ticker on Yahoo Finance and on Bloomberg terminals or just go to the IPO Edge homepage you can find it there in a couple hours later today. Before we bring on our guests, I want to point out, I want to show you guys a couple things, so we have here in front of you a chart which is really interesting and for those of you who are new to eVTOL, oh ‘m sorry I’m skipping over something. More importantly, the vote is next week, if you held the shares on June 14, you will be able to cast a vote anytime between now and next week on August 4 it’s usually pretty simple you go to your online broker be it Charles Schwab, Fidelity. Whichever of those and you can even sometimes respond to an email, but if you have any trouble there’s plenty of helpful information here on your screen, this is also on our website IPO Edge or on the articles that will publish in the replays on Yahoo Finance and Bloomberg you can see there at the bottom there a couple of phone numbers or I’d shoot an email to RTP.info@investor.morrowsodali.com and those proxy solicitors will help you out. Okay, getting back to the visual I wanted to show you for those of you who are new to eVTOL it should not come as a surprise because, as you can see, going back here over the last few years they were not mentioned very much this data here’s from our friends at Sentieo showing that the eVTOL has just spiked in frequency now, this is an SEC filings press releases and so on. Of course, there are a few of these going public this year through SPACS who I’m sure, a number of you are familiar with. Today we’re going to meet the one and only Joby, of course, and with that I want to show you a clip of the Joby aircraft and action so let’s give that a roll here Jared.

[Clip Plays]

John Jannarone: Alright perfect that was beautiful, I believe that video was from just a few days ago, I’ll let Paul tell you more about that so with that, let’s put on the Executive Chairman, Paul Sciarra thanks for joining and welcome to the Program.

Paul Sciarra – Executive Chairman, Joby Aviation: Oh wonderful John. It’s really good to be here. Excellent to be here on the program again. Yeah so that video is a really important milestone in the sort of broader flight test program that we’ve been under going through the past stretch with the aircraft that we showcased earlier in the year, so that was 150 miles on a single charge, which are obviously the specifications that we sort of laid out in terms of the ones that were going to be important to the broader market and I think there may have been some skepticism in that market about whether or not it was sort of achievable and achievable with batteries that were sort of existing today, so you felt like it was important to kind of highlight that sort of ongoing work with that aircraft and I sort of, I share the sentiment that it came from the team is a big and important milestone, and I think demonstrative and the fact that you know, an eVTOL future. You know this has been a category that’s been sort of sometimes over promised and under delivered for a while, is really getting very close. um and actually the series of milestones that I think we announced over the past six months since announcing the overall transaction we’re really sort of with an eye to that in the interest of kind of making sure that we cover the things that are going to be most important for this audience sort of worth covering the sort of broad strokes that company giving you a little bit of a background on the company kind of where we are and, in turn, where we’re going over the next stretch so um to note your previous EVTOL for almost a decade beginning with sort of early work with NASA and DOD and then kind of 100% focus on the aircraft that we’ve been working on almost for the past eight and a half years so although it’s new to the broader investor base to the sort of public it’s not something that’s new for us we’ve been working on this for a long time. There’s a few things I think to touch on that are very distinct about Joby relative to some of the other companies that are out there. And the first and most important is that we’ve always sort of taken a very vertically integrated approach to building the business, we want to not only design the aircraft and certify the aircraft. But also manufacturer the aircraft and then upgrade the service essentially delivering that service aerial ride sharing directly or the very least indirectly to our customers, on the other side. Reid Hoffman our partner in the transaction he’ll be joining the Joby board in conjunction with the deal. Has sort of called this Tesla meets Uber for the air, and I think that’s a sort of pithy summary of at least of sort of what we intend to deliver on. And the value proposition and consumers is really straightforward it’s an opportunity to get them up and over traffic to save them time, to do that a way that safer than driving and at a price point that is increasingly affordable over time.

And I’ll talk a little bit about how we design the aircraft and design the business model to ensure each of those things. Just to give a little bit more a deep dive on the vehicle, this is another video of that aircraft, so it is a five seat all electric vertical takeoff and landing passenger aircraft it’s really been optimized for aerial ride sharing. You’ll see a take off and land vertically like a helicopter, just as in the earlier video. And then transition into for flight mode as its propellers tell from 90 degrees down to zero degrees that transition is really important in terms of delivering greater range and faster speeds than would it be possible with just a scaled up drone design or conventional helicopter design, on the other side. And it’s all really enabled by the fact that we’re starting with a custom electric power train under the hood, custom designed electric motors batteries that allow for the distribution of thrust and controls that wouldn’t be possible traditional combustion engines. So you sell and obviously aircraft D transition propellers moving from zero to 90 and land and to put that video into context that’s roughly the curb weight of a Tesla model S that’s flying through the air so it’s not only a great video, but we think it’s a pressing engineering feet. I already sort of mentioned the numbers here so I’ll just highlight a few of those. A hundred and 50 miles of range on a single charge with demonstrating that a video before, 200 miles per hour nominal crew speed so significantly faster than traditional helicopters. We talked about the capacity, which is important for the economics, but what’s also important is the noise profile of aircraft. As you think about the operation of helicopters and small planes today one of the biggest problems with our use is the noise that’s associated with them. That’s the reason why there are restrictions in New York, about the number of helicopter flights that can be taken the routes of those helicopters.

So sometimes folks think that hey, by building electric aircraft it’s just going to be quiet, but that’s part of the equation, but not really sufficient. It’s also about getting the design of the propellers right the diameter of those propellers right at the speed at which we’re spinning them to bring down the component of noise as well. So we’ve demonstrated in the videos that we’ve showcased over the last six months, how quiet this aircraft is at full scale so that’s 65 decibels I think actually 60 decibels during take off and land and then just 40 decibels in flyover and that’s a level of safety that’s associated with large that that’s that’s a significantly quieter than most helicopters and smaller aircraft that are operating today.1

Also important and really the north star for the company is the safety of the aircraft, so ensuring that we have redundancy across the vehicle architecture and in the design of the subsystems. So part of the reason for six propellers is it allows individual failures of components without obviously impacting quality of flying. And we’ve even done redundancy into those components to ensure that on those failures are really unlikely to happen.

Alongside the development of the aircraft, the other important area that the company is focused on is ensuring that there’s an expedient path through the FAA certification process. So we’ve been talking to the FAA for almost five years now, and in a formal process with the FAA for the last two and we received what I think is a really important milestone in that effort at the tail end of last year and that’s what’s called a G1 issue paper which is essentially the set of tests that you need to do at the component level and then at the vehicle level to prove the safety of the aircraft and get to certification.

So there were big open questions as recently as two or three years ago about how an aircraft like this would get certified. And with the G1 and it’s our belief that we’re the only eVTOL company to have achieved a G1 from the FAA we now know exactly the testing standards that we’re going to be held to. And instead of being a technical challenge or regulatory challenge it’s really a program management challenge. Ensuring the parts are showing up at the right time, that we have the time to test them, that we are able to present that data that data back to the FAA for their progressive sign off over time. So we’ve indicated prior and have high level of confidence that we’ll be able to get this aircraft certified at the tail end of 2023 allowing us to start commercial service as soon as 2024.

In addition to the certification effort, and it’s also important that we demonstrate our ability to repeatedly manufacture these aircraft at scale. And we have really taken a stage wise approach to that effort, starting with pilot production we’re doing right now, scaling that into a phase one production facility, you can see sort of coming online here in 2023 and that will allow us to obviously build the aircraft that will need to roll out service in 2024. So although certification manufacturing service, these are big challenges, we’ve tried to be as thoughtful as we can, about sort of chunking them into manageable pieces and sort of marking the milestones that are going to be important across each of those efforts on a quarter by quarter basis and then obviously going forward, kind of executing on them.

So what we’re really excited about as well, is that we’ve assembled what we think are the kind of right partnerships to help to de risk the business, so one of those partners is Toyota. Toyota was a large investor in the company in prior private financings and, in addition to capital, is also providing engineering support for the design and scale of our initial production facility. Toyota is obviously a world leader in high quality, high volume production in a regulated category and while the relationship is still early it certainly paying dividends in terms of allowing us to see around corners around those things that might be challenges in manufacturing that they may have experienced before. In addition, Toyota is a component supplier for some of the components that will go into some of the first aircraft that we roll off from manufacturing lines. In addition to Toyota, and this was an announcement that we made just a few months ago and we’ve got a set of real estate partners that have commercial assets in some of the cities that we may launch in that are going to allow us to scale up the infrastructure, the takeoff and

[1]	The expected noise signature is 65 decibels at takeoff and 40 decibels in flyover; Joby has not yet released a video showcasing the noise profile.

landing infrastructure quickly and cost effectively. So this is a combination of existing infrastructure helipads, airport locations, but also new infrastructure, whether it’s top floors of parking garages, the top floors of commercial buildings that can be part of the overall route structure that we build in a given geography. And we’re really pleased about the breadth and the depth that even just these partners give us in terms of real estate in most of the markets that we’re going to be thinking about. And finally a great partner in Uber on that is also an investor in the company and actually participating in the pipe transaction associated with the deal that we’ve been working through over the last few months. Joby flights will be available to be booked on the Uber application from day one of launch and will essentially be able to use Uber around cars to get people to and from the takeoff and landing locations, allowing us to stitch together the right demand funnels for service. And the right multimodal pieces. The cars that will allow people to get to aircraft to kind of manage the first and last mile of the trip so we’re really excited about this opportunity to work with uber in terms of rolling out service successfully in 2024. Now all of this is obviously undergirded by the underlying economics of the service, so all of the specifications that you saw in the aircraft before the capacity, the speed, the range, which, in turn, impacts, the charge time. We’re all really driven by ensuring that we had the right unit economics at a plane level in turn on a market level, and then, of course, at a business level. And what you can see here our projections of what those unit economics look like in the 2026 time period and, as you can see sort of on the bottom at the left side this is a payback period that can be just over one year by 2026. On the right side is the sensitization of those numbers, with different pasture load factors and, in turn, different fully burned aircraft costs. And I think what folks should take away from this is that we’ve got a high level of confidence that every aircraft that we roll out into service will have a pretty favorable payback period, even if certain of the assumptions are often certain years. The transaction that we’re moving through now obviously provides us with a capital that we think is necessary to execute on the things that are important, including certification, early production and early service rollout.

There’s a few things, I think, to highlight in these numbers, one is the sort of recurring aircraft revenue number and kind of what we call here, new aircraft revenue because our revenue is generated not over the number of aircrafts that we roll off the manufacturing line in a given year, but instead, the number of aircrafts that we have in service. We think they’re important recurring revenue characteristics and can set in. If we’ve already commercialized and aircraft in a given geography along an individual route it is very likely that we’re going to be able to kind of generate similar even higher demand on that with a particular aircraft go forward so in many ways it sort of creates sort of software-like characteristic in terms of how the revenue will scale once we obviously begin to roll out service over time. And then the other pieces that I think are worth noting here CAPX is sort of largely driven by the aircraft that we build a manufacturing operation and internal infrastructure that we roll out, certainly with partners, both in Toyota and the real estate partners that I mentioned, we think there may be opportunities to actually decrease that capital expenditure over time.

And finally, I think folks should take away from this a few different things, and one is that, although I know that eVTOL categories are new for many, it certainly hasn’t been new for Joby, we’ve been at this for a long time doing the hard work of development and certification and over the past 10 years. In turn, we’ve got what I think are the sort of right partners to carefully execute on the things that matter over the next three years, including certification, manufacturing and the overall service rollout and then, finally, we obviously think that the overall opportunity is a large and significant one. I’m sure everyone on this call has been on a too long ride sort of sitting in traffic and they’ve wanted the opportunity to sort of like put on their Superman Cape and fly over it. That’s really the sort of opportunity that we think we can deliver by building the right aircraft, manufacturing it right and rolling out the service in the right way, we think we can make that solution, something that gets you where you want to go faster, can do that with greater safety and it’s a similar cost of driving under on the ground, a possibility, in the short term. So obviously, happy John to sort of open it up now for some questions from the broader audience and Matt I think is also going to help me field some of these so thanks for being here Matt.

John Jannarone: All right, great yeah Matt thanks for joining we’ll talk to both you and Matt, of course, is the CFO. You know before we start, there are lots of questions flying in here, a couple things I want to dig into first Paul, if I might, so just this morning, I believe in an announcement about making a big step towards becoming an airline, can you tell us more about what that would that involve and what does that mean? You’re not going to partner with an airline, and you know, be the eVTOL wing of Jet Blue or something, are you going to go it alone, what does this all mean?

Paul Sciarra: Yeah so you know the announcement around the beginnings of the 135 process was a big and important milestone that we obviously had an opportunity to highlight just this week and that’s the sort of certification that allows us to operate a for profit aerial service in the US. And I think our belief, as I mentioned, from the outset, is that a greater level of vertical integration is better because it provides greater value for consumers in terms of tying together all the pieces of a service, the right aircraft, the right takeoff and landing location for right routes and internal the right way to book it. um, so I do think that they’re going to be really interesting opportunities to partner with aircraft with airlines that exist today I just don’t know that those are going to look like a sale of aircraft to them to operate instead I think we’re pretty committed to the idea that owning those operations but allows us to increase the likelihood of really safe product introduction, while also increasing the value proposition to users as well.

John Jannarone: All right, great Matt, I promise you I got a question for you in just a second, but just one more about the most recent events of the week, so of course, the successful test flight. Someone in the audience was asking about this too, but I was going to go after the same point on, how close is that to an actual flight? I mean, I was very impressed looking at this map, you know from San Francisco to Tahoe makes me dream of sitting over there, so fast. You weren’t at full payload but you did go 150 miles, so how far were you actually from, you know, what it would take to fly several passengers, you know over the mountains from a place like San Francisco to Lake Tahoe?

Paul Sciarra: Yeah well, I mean every single flight that you take is going to be a little bit different in the real world right. There are different wind conditions different overall payloads. There’s no sort of like optimal where you say all right in any condition that’s a route that we can do. But I think this gives us a high level of confidence that we’re going to be able to achieve the commercial specifications that we set out to here, and I should say that this is still relatively mid stage in the overall flight test program. There are still some things that I think are going to be really interesting levers to pull. When we think about changes on software and not even sort of hardware, to increase the overall efficiency of the power train basically the energy moving from the battery out to the propellers themselves. This felt like one that was sufficiently representative of kind of a flight that I think folks can really care about but there’s obviously sort of still more work to do over the sort of next few months and quarters as we get greater and greater clarity on exactly what those numbers are going to look like.

John Jannarone: All right, great let’s sprinkle in some financial questions that someone in the audience Matt is asking after the transaction with the pro forma balance sheet how far does that cash get the company, are you going to be good for a few years, of course I think cash flow positive and 2026 if I remember right, but what is what is, what is the cash flow profile look like?

Matt Field, Chief Financial Officer, Joby Aviation: Yeah John and great to meet you all, and thanks for having us here so what we’ve said, and as we look forward in the future that supports us through commercialization and really that was the goal of this fundraising was to get us through the certification process into the early manufacturing and into to launch commercial service and bringing this product bring this product to market.

John Jannarone: All right, great. Let’s take this one for the audience someone that someone is saying that he’s an engineer he wants to hear more about the batteries, so you know I think that’s something I noticed in your presentation is the dramatic decline in the cost of batteries right Paul, which is important, probably why something like this is possible, but can you tell us who you buy the batteries from you have one partner and just if you can elaborate anymore in that part of the technology.

Paul Sciarra: Yeah well, thank you for the question on batteries it’s too bad John Wagner had a power train. He used to run battery engineering for Tesla is not on the call to answer it but I’ll do my best. When we think about the underlying enabling technologies for this now it’s really threefold. One of them is batteries, probably, the second is what lightweight materials like carbon fiber and probably the third is onboard compute that allows for controls that would have been very difficult were we executing on this program 10 or 20 years ago and the first one in batteries is not really a question of cost but it’s really about the right energy density. When we think about an aircraft it’s fundamentally awake constraints system so it’s like how much energy can you pack in the smallest battery fraction on the vehicle and that’s what allows this to be possible now when it may not have been possible 10 or 15 years ago. When we think about cost of each individual unit there it’s actually quite a bit different from EV. On EV vehicles like a Tesla model three, the battery is a big significant driver of the overall cost per unit, whereas that’s a far smaller percentage when we think about our aircraft. To the broader question on cell suppliers, we haven’t announced our particular cell suppliers right now, but I think we may make some of those announcements, a little bit later, but we’re really pleased, obviously with the performance that we can get from batteries that exist today, and I think that flight that was showcased earlier is an opportunity to sort of showcase and demonstrate that.

John Jannaron: All right, great, someone’s asking about the charging. How does that work? So if you arrive somewhere, do you recharge the battery and keep it in the aircraft or are you swapping a new one? How does that look?

Paul Sciarra: Yeah so the aircraft is not designed for swappable batteries, it’s instead designed to be fast charged in much the same way that a Tesla or other EV vehicle is, and in fact the charging and discharging requirements are really quite similar so I think they’re interesting ways to sort of piggyback off existing ground dv infrastructures, we think about the charging infrastructure requirements for our aircraft, one of the things that’s worth noting, though, is one of the advantages of having a longer range is that it also allows you to be more flexible in terms of when and where you do your charging. So we can do multiple shorter hop trips and then keep the aircraft down for a more extended charge, as opposed to having to charge after every single trip. And I think that operational flexibility is going to be really valuable for consumers, because during rush hour there’s going to be a high priority to keep aircraft moving, moving people so we may want to sort of optimize for less charging, than we would, in a sort of lower period. And it also means that every takeoff and landing location that we use doesn’t necessarily have to have a charger from day one, and that’s going to be important as we think about how we can scale the service more effectively and make it more useful to customers as well.

John Jannarone: Great. You know, someone’s asking a question about a different kind of use, you know you, were talking about the desire to be able to put on your Superman Cape and fly over the traffic, but what about some real life Superman out there and super and wonder women. Is that part of the future? Could you guys work with hospitals to help people get rescued and brought to a place where they can be taken care of quickly?

Paul Sciarra: Yeah, so it’s not exactly that use case but it’s definitely something that I didn’t highlight on that I should have. Joby has been working with the DOD for an extended period and actually we’re doing flights under a DOD contract that are generating a sort of all set to R&D expense really today. And they’ve been really interested in using this for more logistics missions, kind of moving people and things kind of around bases, and I think they’re going to look for opportunities to extend that relationship even well before FAA certification over the next stretch, so I think that’s a really interesting microcosm of some of the use cases and one that we might be thinking about. Obviously, people moving in and around cities, that’s the target, but I think there may be ancillary opportunities around things like logistics or metavac that we can think about as a supplement to the core business.

John Jannarone: Great. There’s a question coming in here, I think this is a good one to clarify someone asked what’s the date of the merger? The vote is next week, but maybe Mark will field or, I can take a stab Mark, I think that once that happens, shortly thereafter, that the ticker would automatically change to Joby right? So if you own RTP now, that that’s the way it would work. Is that about right Mark?

Matt Field: Yeah John, so what happens is the vote is next week and then the merger will actually be effective the following week and then the ticker will switch after the mergers is effective, so we’ll be traded under our own stock ticker after the merger, yep.

John Jannarone: Let’s talk about autonomous now, of course, I believe the test later this week was unmanned but presumably, for that for the first few years you’re going to have pilots in the aircraft right Paul but um are you thinking yet about making this autonomous entirely a few years beyond that?

Paul Sciarra: Yeah, so I think the question is, is a really interesting one and I think one of the challenges of autonomy, a current is that it’s not clear what the regulatory path is going to be. I think it’s part of been part of the difficulty, although I’m no expert on the sort of rollout of autonomous vehicles on the ground, in large part, and obviously when we think about an ariel application that should be sort of far higher hurdle. So our approach has always been a little bit more Tesla versus a Waymo so get something out there that’s differentiate in terms of the core product. But it’s operating a really traditional way, as opposed to autonomy or bust in this sort of Waymo model. Because that regulatory path is uncertain, and because there are also likely to be changes in air traffic control, that would be required. In order to get high frequency, high density fully autonomous operations and that’s a big and naughty sort of infrastructure and regulatory challenges as well. So we really wanted to make sure that the aircraft was packed so that service could work and be progressively more affordable, even with a pilot and see. And then I think we’ve got opportunities, over time, as we get greater clarity on regulatory path and air traffic control requirements to stage into progressive levels of pilot assist on the way to full autonomy.

John Jannarone: Great. There is a question here which I think is a good one about safety and of course terrible things have happened recently, a few helicopter accidents are these aircrafts designed to be safer? Are there redundancies I mean you see that there are multiple propellers can you just tell us how all that works?

Paul Sciarra: Yeah, so we think about it really in sort of two ways, so the design, the propeller configuration, ensures that there can be individual station failures, but you can still fly nominally. And that stands in stark contrast to existing helicopters today that have many single points of failure, any of which goes wrong. That’s a real problem for the pilot and sort of anyone that’s in the aircraft, so that architectural redundancy is sort of the first layer. And then, under that there’s a sort of second layer. So each of our overall battery system is made up of four similarly sized battery modules two of which feed each station. In the event that there’s failure on any individual module, the other module can provide power to those stations, kind of creating a second level of redundancy that sits under that architectural level. The end result we think is an aircraft that should show a high level of safety. I’m certainly relative to a large number of existing designs that may have been designed in the 40s or 50s.

John Jannarone: Great. Matt, I don’t want to leave you out here let’s go into a financial question if we can. You know, something that I found really interesting in the presentation deck was a trend that you pointed out, as far as the way Silicon Valley has chosen to invest, you know in capital light ventures, you know things like software. Is that part of the explanation for why? I mean of course it’s wonderful that any investor can own, you know, a piece of Joby through this transaction but, tell us about how all that works. I think this one’s probably for Matt, you know, how does the funding look on Sand Hill Road these days? Is there not interest in something like this, as exciting as it is and obviously there are plenty of investors who are behind it, but when you look at something that in an early stage, typically you would have had a stronger presence from those folks, so tell us about that.

Matt Field: Yeah, that’s a great question John, and so you know we’ve had a lot of investors along the way, starting with the very early investors that were kind of traditional venture capitalists, including Capricorn who backed Tesla early as well and they’ve been fantastic partners, but what came along through the SPAC process was really the chance to accelerate our investment in go-to-market in kind of one large trunk. So you’re right, historically what you would see as a company like this, we kind of do multiple rounds of funding, hit the sand hills, you know grow significantly more capital pre-IPO and then you have a big traditional IPO. What the SPAC really allowed us to do is just jump start through that and bring on investment on board, so we can really focus on driving the business and not focus on raising capital every year or so. So, it was a real fantastic opportunity to raise capital, but also build our partnerships, so you know we haven’t talked too much yet about the terrific board at RTP, but the partnership we have with them and then the arrangement of the SPAC, which was largely unique to Joby and RTP, which has a larger lock in period and really builds that relationship with Reid Hoffman on the Board and Michael Thompson involvement and really a lock up of our partners over a longer term, which was really unique in the SPAC market, it was a fantastic opportunity.

John Jannarone: All right, great. Paul let’s throw one back to you here, someone in the audience asked a really good question asking about what a relationship might look like with, let’s say Uber, would you continue to own the fleet or would it be a gig economy style thing like where an Uber driver owns his or her own car, and I mean, it seems like a crazy idea to me, I guess you might have your own eVTOL and sign up with Uber to fly. Is that a possibility? How might that be structured?

Paul Sciarra: So, we’ll be staffing our aircraft with trained pilots from the get-go, and those are very likely to be employees of the company, as opposed to, you know sort of, more gig-style workers. It’s obviously going to be very important that we select those pilots carefully and do the right training for those required pilots, particularly during the early stages of launch, so we think that having a closer relationship with the folks that are operating the aircraft is probably in our best, sort of, long term benefit.

The partnership with Uber is really around ensuring that we have the right connectivity at the first and last mile after our flight, so the experience should be a single-click book, you’re picked up from wherever you are by an Uber car, taken to the vertiport, you know, with the two other people that you’re riding with, they’re all hopping in at the same time, we’re taking you to the final destination – the air – and hey, maybe there’s a car waiting for you at the other side or you’re taking a scooter, or ideally you’re just walking to the end. And the opportunity to work with Uber to get scale on that ground transportation side from day one felt really important in terms of being able to deliver that end-to-end multimodal service. In turn, certainly the opportunity to market this service to the large number of Uber users in most metropolitan cities also felt like a smart way to de-risk that early user funnel.

John Jannarone: Great. I got another roadmap and not yet, I see a consumer question here, can you tell us what a ticket will cost, let’s say for a 150-mile ride?

Paul Sciarra: Yeah, so we’ve talked a little bit about our expectations on pricing in some of the documentation we’ve already sort of rolled out through the course of this process. We’ve generally looked at it on an average over the fleet in any given year and that starts at something like $4 per passenger seat mile driving down to $3 as we start to get to 2026, but it’s important to note that that’s an average. My expectation would be that shorter flights may be slightly above that average, and there’s likely to be a higher number of them, and longer flights would be slightly below that average. So if you take a route like Manhattan to JFK, that’s roughly 10 miles, as the Joby flies, and that’s a trip that we could probably deliver even in year one at roughly the cost of what an Uber X takes today, but also doing that trip far more quickly, far more consistently in terms of the time that it takes, and that means that the goal is really not about, is ensuring that the specs of the aircraft allow us to start at that price point and then drive down to lower price points over time. It’s really easy to think about this in the same category as helicopters, which are obviously only for the super wealthy, but we really wanted to make sure that, because of the specifications and the aircraft, the way that we were operating them, that we were starting at low price points and had an opportunity to make it progressively more affordable over time.

John Jannarone: Alright, great. Alright, let’s throw this one to Matt for a second here. Someone’s asking about what the shareholder vesting structure looks like. There’s a PIPE, of course, are the current shareholders rolling into the new entity and is there a lock up?

Matt Field: Yeah, so the current shareholders do roll into the new entity, so anyone who owns an RTP share, we’ll convert it to a share of Joby at the point where you go public. The PIPE shares also obviously become Joby shares. There is a lock up, so there’s a lock up for, you know, key stakeholder investors, there’s a lock up associated with the key PIPE SPAC sponsors, as well as certain members of the management team, and then the PIPE has a locking period as well, and so there’s kind of progressive roll offs and progressive burnouts built up to five years, so it really, really varies by the stakeholder, but there is a lock up that was really negotiated to be a real partnership over the long term, as opposed to kind of, this being an avenue for get out quick. So it’s a real long term investment horizon by all partners.

John Jannarone: Great. Alright, let’s go back to Paul here again for an operational question. So I see a number of people asking about where you might operate and I guess you can’t give away any announcements today, but can you give us a hint though about just how far flung, just how far away you might be able to go? I mean you’re looking at very urban, you know, examples here, but could you do something that’s rural or even say, island hopping like the Bahamas or Hawaii?

Paul Sciarra: Yeah. So, one of the advantages of having the longer range that we had an opportunity to demonstrate a little bit earlier in this week, is it does mean that the opportunities of trips that we can address is pretty broad. We think about it as really any trip between five miles and 150 miles, so that’s not just routes in and around cities, although I think that’s going to be an important component of the overall business in the early years, but it’s also connecting cities to suburbs, in some cases, cities to cities, and depending on the island geography, potentially island to island. You can certainly go from Maui to Lanai a fair bit faster than might be possible today. The, and that breadth of trip types we think is really unique, allowing us to kind of maximize the utility of every aircraft that we roll into the fleet without having to have an aircraft that’s just for short range trips and a second aircraft that’s just for long range trips, so I think folks should think about that as an opportunity to really extend the usefulness for customers and, frankly, the addressable TAM that we’re able to look at.

John Jannarone: Great. This is a good question here, I’m not sure which one of you is going to take this one. Someone’s asking is Joby exploring revenue streams before you’re an operation, and I’m going to add to that, is it possible that you could license the technology? So are there ways to make money besides, you know, charging passengers.

Paul Sciarra: So, I think that there are certain relationships, you know, for example, like our relationship with DOD, that are slightly different in terms of what the overall revenue model looks like. So in the case of that partner, you know, it’s a contractor owned, contractor operated model where we’re continuing to operate the aircraft, but the payments are on a sort of annual structure with a per flight hour as well, and that’s a model, and we’re doing the flights that that customer is in turn kind of asking us to do. So that’s a sort of adjustment of the passenger case model that I think will be important for certain customer sets, maybe even beyond the DOD, but I think gives some idea about the kinds of approaches that we might take in terms of maximizing, you know, finding the right pricing model for the right customer set.

John Jannarone: Great. This is a good question I wouldn’t have thought of, obviously COVID, you know, came by surprise to all of us, and it really rocked the aviation industry. Have you put any thought into contingency plans for what, you know, you might have done or you would do if something like that happened again?

Paul Sciarra: So, we obviously have opportunities to think about, you know, what is the fill rate on each individual flight, how do we think about the experience for individual passengers on flight, and I think those may be sort of dials that can turn an event, in the unfortunate event where we find ourselves in two, three to four years’ time in sort of another pandemic. But I think that the underlying, I think one of the really interesting things that I feel like I’ve seen over the course of the pandemic is it’s really actually changed the way that people organize. You’ve got a lot more folks that may be kind of moving out to suburbs or, in some cases, rural areas and they still may need to get back to work. They may still want to go to cities to see their friends and there’s actually been a dispersion, a sort of de urbanization, and I think the opportunity to deliver on the right solution, for that sort of change in the way that people organize, actually has gotten me even more excited about the opportunity to deliver real value to users as we think about the rollout of service in 2024.

John Jannarone: Great. Now, it’s no secret that there are competitors out there, so without naming any names if we don’t have to, can you talk about how you differentiate yourself? Is the aircraft different? Or what about your models are different and sets you apart, makes you more attractive to potential customers?

Paul Sciarra: So, I think there’s probably a few different axes to think about, and I should say from the outset, that it’s actually been, in its own way, sort of gratifying to see competition and we’re excited to see folks for the push in the envelope of what’s possible in aviation. That kind of competition, I think, you know, will make us, in the sort of broader category, stronger. I think all that said, we do feel like we’re very sort of differentiated when it comes to both where we stand in the development and certification process, and in turn, what things we’ve targeted on the vehicle SPACS themselves. So on the development and certifications side, you know, we’ve done over 1,000 flights, with full scale aircraft, we’ve proved out the range the noise profile of the aircraft in full scale, and I think that’s a little bit different in terms of where we are in development, relative to many of the other companies that are out there now. Further, the fact that we did the work with the FAA to sort of get that G-1 issue paper, giving us a blueprint for the work that needed to be done through certification, that I think is also an area where there’s a little bit of a difference in terms of the progress that folks have made through that process. But on the back end on the SPACS, we prioritized a vehicle that has a really wide range, allowing us to do those short trips, as well as those long trips. We’ve had noise and a really low noise profile as a focus from day one, and you know we feel really good about sort of where that stands. And then finally, you know, with the capacity and the sort of integrated service model, we think it’s really differentiated from, I guess, the approach that other folks are taking to the broader market. I suspect that it’s been really difficult for folks now to sort of differentiate between the different players. Certainly some of the work that we’ve done and announcements that we made over the last six months, I hope have helped to sort of showcase those differences, but I think that that differentiation is going to be appreciated more and more over the next few months and quarters. And you know, we’ve done a lot of hard work already, we know there’s still hard work to do, but even that sort of length of time that we’ve been out of development, I think is very different than some of the other folks in the category.

John Jannarone: Great. There’s a question in here, it reminds me of the page again in the presentation deck, and you’re showing the horrific traffic patterns in Los Angeles. You know, municipalities must see this problem and want to find solutions, but it’s very expensive. Is there any future relationship between Joby and a municipality that needs that kind of help?

Paul Sciarra: So it’s going to be important that we build the right kind of broader community relationships in every single city that we launch in, and many of those conversations, as you can imagine, John, you know, we’ve been very busy sort of talking to sort of different cities and different city planners about how to think about this category of transportation for their city. I think we’ve messaged in our analyst day that we’ll be making some city announcements at the tail end of this year, so I think some of that work will sort of be on showcase likely around that time. But building that community engagement is really important, and one of the cornerstones of that work is the focus on noise. If you take an example like New York, certainly even an example like LA, the biggest sources of community complaints, the reason why counsel people get calls from their constituents, is the noise that’s associated with helicopters or aircraft, particularly when they’re operating in and around those cities. So if we’re able to have a real impact on the noise profile that’s associated with this operation, we think that’s going to make it far easier to build the underlying community support that will be necessary for wide scale rollout.

John Jannarone: You know, I’m glad you mentioned noise, because there are a couple of more questions about that. Someone asked, you know, that the audio from the test flight we saw before, well this person asked, was there any audio to that or is it so quiet we couldn’t hear it? Just how quiet are we talking here Paul?

Paul Sciarra: So, I think we’ve suggested, and I think we’ve showcased, under 65 decibels during take off and land, and there’s a separate video that folks should find either on our IR page or on the Internet more broadly, that I think showcases how quiet the aircraft is during that takeoff and landing mode. What I can say is that, in forward flight configuration, once those propellers tilt down, the aircraft is even quieter. And it’s that flyover noise that’s just as important as takeoff noise when we think about kind of getting the community adoption that’s going to be necessary. In that particular video, I believe we actually had a chase helicopter that you can also see in the video so, even if there was noise and not music, I’m not sure that it necessarily would have been representative.

John Jannarone: This is a good question here, I mean, I’ve been wondering, the same thing, you know, I look outside of my apartment, I see, you know, empty parking decks and rooftops where things like solar panels might appear pretty soon. Could you land an eVTOL there or do you need a real airport?

Paul Sciarra: No actually the whole idea, John, is to make sure that we’re not just operating at airports. It is likely that airports may be at one end of a route, but taking advantage of existing infrastructure, like helipads, being able to use the top floors of parking garages and the top floors of commercial buildings, is definitely part of the model. And that’s part of the reason why we’re so excited about the partnerships that we announced on real estate, because that gives us some breadth across parking lot owners and commercial building owners in most of the cities that we might be thinking about rolling out.

John Jannarone: This is a really interesting question here. I mean, I don’t know air traffic control that well. Someone’s asking could there be an issue of air congestion? I mean presumably, you know, in the early years it’s not going to be an issue because there just aren’t that many out there, but have you thought about 10 years from now? Could there be so many of them buzzing around that it becomes a problem?

Paul Sciarra: There’s absolutely likely to be limits as we think about, you know, 10 years forward. It’s probably hundreds of aircraft in continuous operation in and around the city where you may start to bump up against or require sort of certain changes in air traffic control. And many of these things have been on the FAA’s radar for a while, things like next gen ETC that was announced more than 10 years ago, but they haven’t really seen that much progress, and maybe it’s a sort of, maybe this is an opportunity actually, where the need will sort of drive that change as we think about, you know, service in five or 10 years. But what we can say is that, with hundreds of aircraft in a given city, based on the modeling that we’ve done, you know that’s a big and important revenue opportunity for the company in each individual city that we’re launching in. I think, as we look at it, sort of you know, almost half a billion dollars in potential annualized revenue, so it doesn’t take a lot of cities at that level of scale, we think to build a really big and valuable business before we’re then thinking about how we actually penetrate individual markets even more.

John Jannarone: This is a really good question that just came in and I think it’s important for a lot of companies that are, you know, in an early growth phase, you know before investors can look for things like revenue and profits, which, understandably, are not in the immediate future, what are the key milestones that we should be looking at? I mean, I’m not sure if it’s for Matt or Paul. Should be looking for FAA announcements or milestones that you reach? I think you mentioned that some of them in the press release from this morning, but can you guys just elaborate a bit?

Paul Sciarra: Yeah, so we tried to actually outline a quarter by quarter cadence of milestones that, you know, we’ve got confidence that we can hit, and I think will be demonstrative of progress against the things that matter. And when we think about those categories, it’s really threefold. It’s first, certification, second, manufacturing, and third, service design and rollout. And quarter by quarter, we tried to point to those markers that will show tangible progress against each of those goals. I think that, you know, our approach is, I think, you know, we need to kind of show that we’re putting steady points on the board over time in terms of getting to where we need to go. And folks should look to those milestones as demonstrative of the progress against things like certification that obviously, you know, can’t be very easily chunked up, but we tried to chunk them up as possible.

John Jannarone: Great, and now not to put you on the spot with a specific company name, but someone’s asking, where does Tesla fit into all this? You know, Tesla seems to have its hand in just about everything related to EVs, electricity and, you know, of course Elon Musk isn’t much further away than that, so can you share any thoughts on that?

Paul Sciarra: I certainly can’t speak for Tesla. I think that, you know look, we are certainly very happy that folks like Tesla and sort of, more increasingly, the large automakers have been pushing the better manufacturers to drive to greater energy density, to drive down costs, even though, in our case it’s a little bit less important, to push on fast charging and the opportunity to, you know, not lose cycle life as you start to fast charge. All of those sort of tailwinds from the work that’s been happening on the automotive sector, whether it’s Tesla and others, are certainly ones that we have been beneficiaries of, and I think can be beneficiaries of as we go forward great.

John Jannarone: Great. Let’s go back to batteries and charging for a moment. I mean, those are familiar with the EV space are surely aware of, you know, faster charging times being a big thing I mean when you’re looking out to say, 2026, are the batteries going to be substantially the same as they are now or is there going to be an evolution of the technology there?

Paul Sciarra: So the answer is that certainly batteries and the progression of batteries will continue. The target that we set for ourselves is look, we’ve got to be able to hit these specifications with batteries that are already in high volume, high quality production for another application now. We did not want to be in a scenario, John, where we were trying to pull brand new batteries out of the lab and onto the manufacturing line. That’s a stacking of risk, technical risk on the aircraft plus technical risk in terms of the ability to scale and manufacture battery production. And you know, that double risk felt like one that was not worth taking. So, getting back to your point, we do think that there are going to be opportunities to take advantage of improvements in batteries over time. And we think there may be opportunities to even do a, what’s called a sort of supplemental certification, to our initial type certification of the vehicle, that would certify new battery packs that would basically go into what would otherwise be the same vehicle, to really begin to take advantage of those progressive improvements in energy density over time.

John Jannarone: We already talked about this but there’s another question. I think it’s a really interesting point. Just how much work does it take to convert, you know, a flat space that’s, you know, a candidate for a place where you could land in to, you know, a real landing spot? Is it very expensive? Or I mean, I think that what this person is driving at is, you know, are there candidate, you know, locations out there that can be reasonably cheaply turned into places where eVTOLs can land and take off?

Paul Sciarra: Yeah, so the core requirements and some of that work will definitely be a topic on the sort of launch and service discussion that we’ve sort of targeted for the tail end of this year, and expect more on that sort of question during that time. That said, I think the answer is, it kind of varies. Certainly the top floors of parking garages that may already be structurally enforced for the kinds of weights that we’re talking about that may already have the power requirements for charging, those are really great candidates to sort of be repurposed into takeoff and landing location sites for our vehicle. Other commercial locations may also be quite good, but we really need to take a look at it on a case by case basis. That’s actually part of the work that the team has been doing in some of the cities that we’ve been looking at. Where is demand? Where do we have overlap amongst our partners for existing infrastructure that we can use? And then, how do we build the right route network to really ensure that we’re putting an aircraft in a very useful service to customers? And again, more on that at the tail end of the year.

John Jannarone: Great. You know, we’ve talked about the batteries a lot, but what about the aircraft itself? You know, if you look at traditional aviation, something like a 747, the design hasn’t really changed for decades. Is it going to be the same with eVTOLs? Or you know, if we’re in the 2030s, are they going to look entirely different? I know it’s hard to make a forecast of that kind, but what’s in your mind when you look that far out?

Paul Sciarra: Yeah so it’s interesting. I think there has been a little bit of a steady process of incremental innovation in the aviation industry for quite a while. And it’s interesting, like you see categories like, you know, Tesla, to the automotive market, Spacex and Blue Origin, to the kind of space market. And I think that shows the sort of opportunity for incumbents to really push the envelope of what big, large incumbents are doing. I think there may be a sort of similar dynamic at work here. When we think about future product types, it’s certainly now a little bit hard to say, but part of our approach with the aircraft design that we put together was that, look as we start to, you know, it serves a wide swath of trips from day one, and then as we start to get progressive improvement in energy density at the battery side, that allows us two opportunities, John. Either to increase payload along the same range or increase range on the same pay level. So we can continue to make that trade as we start to see the results of that improvement in energy density on just the same aircraft.

John Jannarone: Great. You know, I just want to get back to this affordability question and, you know, the possible relation with the municipality. Someone asked a question, have you had actual dialogue, you know, with transportation agencies and are they excited about this? I think part of the question there, Paul is, could it be affordable enough that they would look at it? They wouldn’t want to be doing something of that kind if it was prohibitively expensive, but is that part of the plan? It wouldn’t have to be with a public entity, but is the idea that, you know, regular people could actually use these and it could actually have societal benefit in that way?

Paul Sciarra: 100%. When we thought about the specs of the aircraft, when we think about the way that we’re rolling out service, it was all designed to basically, you know, start at something a little bit under the cost of Uber Black, and drive pretty quickly to the cost of Uber X, and I think that’s what we show in the modeling that we’ve done for the service as we go from 2024 to 2026. So absolutely , the goal is to make sure that we’re building a mode of transportation that’s affordable and accessible to a large number of people. Maybe underlying your question, John is, you know, I think that will be important as we think about broader community acceptance. When folks have an opportunity to take advantage of a new mode of transportation, that’s something that they’re generally willing to fight for, so ensuring that we’re at the right side of that cost demand equation was a high priority for us in the aircraft design and will also be a high priority for us as we think about how we roll out the service.

John Jannarone: Alright, I’ve got to ask this question. Someone said he’s retired in the aerospace industry and he has asked me if his skills might be put to use at your company. Is there a way for them to reach out?

Paul Sciarra: 100% jobs at Joby Aviation. Lots of jobs, sign up.

John Jannarone: Alright perfect. Alright, Jerry we’re out of time. So folks, we had over 50 questions here, so we couldn’t get to all of them. Jerry, can you just show that slide one more time. I’m going to remind folks, this important thing, if you own shares on June 14, you can vote, even if you only own a few shares, believe it or not, they all add up and they count, so this is how you can find out how to vote. If you’re having any trouble, I think the easiest thing is RTP.info@investor.morrowsodali.com. This replay will be up in a couple of hours, and I promise that all these questions will be sent directly to Paul and Matt by me in a few minutes when we wrap up. Everyone, thank you for listening and thanks most of all to Paul and Matt, and sorry folks there were some technical difficulties, glad we got through those, and Jerry my co-editor, thanks for steering us through it. Everyone have a great afternoon.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among

RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings or other disputes that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) discussed below and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (File No. 333-254988), and a final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.